FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

     Enclosure: Press Release dated September 17, 2003

SIGNATURES
Communication to Media and Investors
Leica Geosystems receives highest corporate sustainability rating

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 18 September 2003	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer

Communication to Media and Investors

No Contact	28 E SiRi Rating (September 2003) Fritz Staudacher, Corporate Communications, Phone +41 (0)79 201 5891	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems receives highest corporate sustainability rating

Heerbrugg, September 17, 2003 — Leica Geosystems today announced that it has received a corporate sustainability rating of “A”, the highest rating possible from Centre Info, a member of the SiRi Group (Sustainable Investment Research International Group). With this rating, Leica Geosystems “rates among the most sustainable companies in Switzerland”. The rating is based upon seven criteria including business ethics, corporate governance, customer satisfaction and quality, employee relations, environmental responsibility, community service, and human rights and supply chain.

Last year no company reached the “A” level in this rating of Center Info with a scale from A to E. With this “A” rating Leica Geosystems exceeds last year’s top 10 “B+” rating by the addition and improvement of the following elements: Code of Conduct, Export Policy, Community Affairs Department, Quality Policy, Guideline for Workplace Safety and Health Protection, information on internal staff commission, the practice of tracking and disclosing HR indicators, and the introduction of assessment of working conditions for contractors.

According to the research report issued by Centre Info, Leica Geosystems “shows a very satisfying commitment to its various stakeholders...is constantly aware of its customers’ needs...gives great importance to its employees...has improved its corporate governance rating...and cares strongly for the environment.” The report concludes with the statement: “Globally, the company demonstrates a very high level of environmental and social responsibility and rates among the most sustainable companies in Switzerland.”

Commenting on the new research report, Hans Hess, CEO of Leica Geosystems said: “We are extremely pleased that we could further improve on what we already considered to be an excellent rating. It is a tribute to the concern and dedication of all members of our company to an environmentally and socially sustainable development of Leica Geosystems.”

Also in the areas of strategic management and technology Leica Geosystems holds leading positions. For the strategy and realization of its business development concept, Leica Geosystems was awarded in 2002 with the “Merger & Acquisition Strategic Market Engineering Award”. In March 2003 Leica Geosystems was presented the “Swiss Technology Award” for its Trimo microoptics and blind navigation system.

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About the SiRi Group and Centre Info
Formed in 2000, the SiRi Group (Sustainable Investment Research International Group) is comprised of eleven specialist Socially Responsible Investment (SRI) research organizations based in Europe, North America and Australia who analyze around 600 corporations worldwide. In addition, individual SiRi Group members provide research on thousands of other leading corporations worldwide and offer a wide range of sustainable investment services for institutional investors. SiRi Group members provide detailed SRI research on corporations with consistent content in a standardised format and with harmonised quality standards determined by the Group as a whole. SiRi Group clients include some of the largest asset managers, insurance companies, pension funds, banks and social investment institutions in the world. Based in Fribourg, Switzerland, Centre Info is a member of the SiRi group and employs ten staff members including economists, environmental science specialists and legal experts. Clients of Centre Info include the Ethos foundation, Pictet & Cie, Geneva Cantonal Bank, CIA pension fund of civil servants of Geneva, and ICRC. For additional information about the SiRi Group and Centre Info SA, please consult: www.centreinfo.ch or www.sirigroup.org.

About Leica Geosystems AG
Leica Geosystems is a world leader in positioning, surveying and data capture solutions for GIS and CAD systems with the most comprehensive range of systems and solutions for the acquisition, modeling and visual representation of spatial data using a variety of technologies such as lasers, GPS and imaging. Leica Geosystems develops, distributes and supports modern systems for land and cadastral surveying, remote sensing, engineering, mining, building and construction and industrial measurement techniques. The company operates six divisions, and has more than 20 sales companies and 200 sales partners worldwide.

Leica Geosystems will release its second quarter / first-half year results for fiscal year 2003/2004 on November 5, 2003. For additional information about Leica Geosystems, please consult: www.Leica-Geosystems.com.

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Leica Geosystems Investor Relations Contact:
George Aase
Telephone (direct) +41 (0)71 727 3064
E-Mail George.Aase@leica-geosystems.com

Leica Geosystems Media Contact:
Fritz Staudacher
Telephone (direct) +41 (0)71 727 3043
E-Mail Fritz.Staudacher@leica-geosystems.com

Centre Info SA and SiRi Contact:
Yvan Maillard, Project Manager
Centre Info SA, Sustainable Investment Consulting
Rue de Romont 2, CH-1700 Fribourg (Switzerland)
Tel: +41 26 322 06 14 — Fax: +41 26 322 39 62
E-Mail: yvan.maillard@centreinfo.ch
www.centreinfo.ch or www.sirigroup.org

Leica Geosystems, September 2003	2	SiRi Sustainability Rating

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, September 2003	3	SiRi Sustainability Rating